Filed pursuant to Rule 433
Registration Statement No. 333-140456
Dated September 11, 2008

Enhanced Participation Note Linked to the MSCI EAFE Index
September 11, 2008

Final Terms

Issuer:	Eksportfinans ASA

Underlying Index:	MSCI EAFE Index

Currency:	United States dollars ($ or USD)

Face Amount:	Each note will have a Face Amount equal to $1,000; $7,850,000 in the aggregate for all the offered notes

We may decide to sell additional notes after the Trade Date but prior to the Settlement Date at an issue price (and underwriting discount and net proceeds) that differs from the Original Issue Price.

Original Issue Price:	100% of Face Amount

Denominations:	$1,000, and integral multiples of $1,000 in excess thereof

Trade Date:	September 11, 2008

Original Issue Date (Settlement Date):	September 18, 2008

Stated Maturity Date:	December 18, 2009, unless postponed due to a non-business day

Determination Date:	December 11, 2009, unless postponed due to a market disruption event or non-trading day

Initial Index Level:	1,649.00

Final Index Level:	To be determined on the Determination Date

Participation Rate:	300%

Cap Level:	105.85% of the Initial Index Level

Buffer Level:	90% of the Initial Index Level (equal to a -10% index return)

Buffer Rate:	The quotient of the Initial Index Level divided by the Buffer Level, which equals approximately 111.11%

Buffer Amount:	10%

Maximum Redemption:	117.55% of the Face Amount

Index Return:	The result of (i) the Final Index Level minus the Initial Index Level divided by (ii) the Initial Index Level, expressed as a positive or negative percentage.

Payment Amount:	On the Stated Maturity Date, you will receive an amount in cash per note equal to:

If the Final Index Level is greater than or equal to the Cap Level, the Maximum Redemption

If the Final Index Level is greater than the Initial Index Level but less than the Cap Level, the sum of (1) the $1,000 Face Amount plus (2) the product of (i) the $1,000 Face Amount times (ii) the Participation Rate times (iii) the Index Return

If the Final Index Level is equal to or less than the Initial Index Level but greater than or equal to the Buffer Level, the $1,000 Face Amount

If the Final Index Level is less than the Buffer Level,

the sum of (1) the $1,000 Face Amount plus (2) the product of (i) the $1,000 Face Amount times (ii) the Buffer Rate times (iii) the sum of the Index Return plus the Buffer Amount

This note is not principal protected. Investors can lose up to 100% of the principal amount invested.

Calculation Agent:	Goldman, Sachs & Co.

No interest:	The notes will not bear interest

No listing:	The notes will not be listed on any securities exchange or interdealer market quotation system

Cusip/ISIN:	282649607/US2826496075

Time of trade:	1:07 pm, September 11, 2008, NY time

Hypothetical Examples:	The hypothetical return examples in the table below assume a Participation Rate of 300%, a Cap Level of 105.85% of the Initial Index Level, a Maximum Redemption of 117.55% of the Face Amount and a Buffer Level of 90% of the Initial Index Level.

Hypothetical Final Index Level	Maximum Redemption
(as % of Initial Index Level)	(as % of Face Amount)

200.00%	117.55%
150.00%	117.55%
125.00%	117.55%
105.85%	117.55%
103.00%	109.00%
101.00%	103.00%
100.00%	100.00%
97.00%	100.00%
95.00%	100.00%
90.00%	100.00%
85.00%	94.44%
75.00%	83.33%
70.00%	77.78%
50.00%	55.56%
25.00%	27.78%
0.00%	0.00%

Investment Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the prospectus for the notes, including any applicable pricing supplement, which will be made available to prospective investors upon an offering of the notes.

Disclaimers

The MSCI indices are the exclusive property of MSCI Inc. (“MSCI”). MSCI and the MSCI index names are service mark(s) of MSCI or its affiliates and are licensed for use for certain purposes by The Goldman Sachs Group, Inc. and its affiliates. These securities, based on such index, have not been passed on by MSCI as to their legality or suitability, and are not issued, sponsored, endorsed, sold or promoted by MSCI, and MSCI bears no liability with respect to any such notes. No purchaser, seller or holder of the notes, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote the notes without first contacting MSCI to determine whether MSCI’s permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-471-2526.

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